Exhibit 99.1

TWG Announces Entry into of Distributorship Agreements for Light Luxury Wine and Caviar Products

Hong Kong, Apr. 22, 2026 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), today announced the entry into of comprehensive cooperation and distributorship agreements with esteemed distributors in Dubai, France, Germany, Hong Kong, Japan, Macau, Mainland China, Malaysia, Singapore, and Thailand. This development represents a significant advancement in the Company’s strategic initiative to broaden its sales and distribution network for light luxury wine and caviar products into regions demonstrating strong market potential.

The Company believes that the establishment of these cooperation and distributorship arrangements will materially enhance its global distribution capabilities, strengthen its presence in key international markets, and further elevate the recognition and reputation of its light luxury wine and caviar brands.

The Company continues to pursue the expansion and fortification of its business operations. Looking ahead, the Company remains dedicated to identifying, evaluating, and executing business opportunities that demonstrate sustainable growth prospects and that are expected to deliver long-term value to the Company and its shareholders.

The Company’s management is forecasting that total revenue of the Company’s current financial year will be increased by more than 30% as compared to that of the previous year.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc